Exhibit 99.1

Draganfly’s Commander3 XL UAV Selected by Major Branch of the U.S. Department of Defense for Advanced Operation Initiatives

Tampa, FL — July 16, 2025 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning developer of drone solutions, software, and robotics  , today announced the successful selection of its Commander3 XL (C3XL) UAV platform, also known as the ‘Swiss Army Knife’ of drones, by a major branch of the United States Department of Defense (DoD). This delivery supports next-generation deployment initiatives focused on advanced reconnaissance in combination with operational capabilities.

The procurement was facilitated through a known prime contractor, with Draganfly engaging directly with end-user military stakeholders to ensure the platform was tailored to meet real-world mission requirements. The Commander3 XL platform is to be deployed for intelligence, surveillance, and reconnaissance (ISR) missions that require additional operational capabilities underscoring the growing demand for adaptable UAV platforms in active defense scenarios.

“This delivery further validates the Commander3 XL’s reliability and versatility for frontline applications,” said Cameron Chell, CEO of Draganfly. “We’re honored to support the DoD’s commitment to autonomous and semi-autonomous multi-mission systems that enhance operational effectiveness.”

The Commander3 XL is renowned for its robust flight performance, modular payload options, and mission-specific adaptability, making it a trusted platform for complex defense, security, and emergency response operations.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a pioneer in drone solutions, AI-driven software, and robotics . With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

Media Contact

media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

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Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Commander 3XL platform’s ability to meet real-world mission requirements, its ability to complete ISR missions that may require a mission profile requiring additional operational capabilities, and statements regarding the growing demand for adaptable UAV platforms in active defense scenarios Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.